News
 Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
 November 16, 2018

 Manulife announces Automatic Share Repurchase Plan
Toronto – Manulife Financial Corporation ("Manulife") announced today that it has entered into an automatic share repurchase plan (the "automatic plan") under which its designated broker will repurchase Manulife's common shares pursuant to its previously announced normal course issuer bid ("NCIB"). The actual number of common shares purchased under the automatic plan, the timing of such purchases and the price at which common shares are purchased will depend upon future market conditions. The automatic plan, which has been pre-cleared by the TSX, will provide for the potential repurchase of common shares at any time, including when Manulife ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2017, we had about 35,000 employees, 73,000 agents, and thousands of distribution partners, serving more than 26 million customers. As of September 30, 2018, we had over $1.1 trillion (US$863 billion) in assets under management and administration, and in the previous 12 months we made $27.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Brooke Tucker-Reid Manulife 647-528-9601 Brooke_Tucker-Reid@manulife.com	Investor Relations Adrienne O'Neill Manulife 416-926-6997 Adrienne_Oneill@manulife.com